Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges and Preference Security Dividends

	Six Months Ended June 30,	Year Ended December 31,
	2017	2016	2015	2014 (1)	2013 (2)
Earnings:
Income (loss) before income taxes	$25,546	$20,837	$11,659	$(5,723)	$(4,372)
Add: Total fixed charges and preference security dividends	8,903	29,691	31,647	21,578	12,788

Total earnings	$34,449	$50,528	$43,306	$15,855	$8,416

Fixed Charges and Preference Security Dividends:
Interest expense	$5,961	$17,614	$14,565	$7,236	$3,474
Estimated interest component within rental expense	2,942	3,841	2,781	2,350	1,299

Total fixed charges before preference security dividends	8,903	21,455	17,346	9,586	4,773
Preference security dividends	—	8,236	14,301	11,992	8,015

Total fixed charges and preference security dividends	$8,903	$29,691	$31,647	$21,578	$12,788

Ratio of earnings to fixed charges and preference security dividends	3.9X	1.7X	1.4X	0.7X	0.7X

(1)	Earnings were not adequate to cover fixed charges and preference security dividends by $5.7 million for the year ended December 31, 2014.
(2)	Earnings were not adequate to cover fixed charges and preference security dividends by $4.4 million for the year ended December 31, 2013.